SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                                 SCHEDULE 13G
                                 ------------

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                              BARNES GROUP INC.
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                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                  067806-10-9
                  ------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement:
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       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 067806-10-9
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1)     Name of Reporting Person:  Wallace Barnes
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       S.S. No. of Reporting Person:  ###-##-####
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2)     Check the Appropriate Box if a Member of a Group:
       (a)
       (b)
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3)     SEC Use Only.
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4)     Citizenship of Place of Organization:    U.S.A.
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     Number of Shares    (5)    Sole Voting Power:          1,876,322
     Beneficially Owned  (6)    Shared Voting Power:                0
     by Each Reporting   (7)    Sole Dispositive Power:     1,051,857
     Person With:        (8)    Shared Dispositive Power:     824,465

9)     Aggregate Amount Beneficially Owned by Each Reporting Person: 1,876,322
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10)    Check if the Aggregate Amount in Row 9 Excludes Certain Shares.
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11)    Percent of Class Represented by Amount in Row 9:       9.9%
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12)    Type of Reporting Person:       IN
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Item 1(a)       Name of Issuer:     Barnes Group Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                123 Main Street, P. O. Box 489, Bristol, CT  06011-0489

Item 2(a)       Name of Person Filing:     Wallace Barnes

Item 2(b)       Address or Principal Business Office or, if none, residence:

                1875 Perkins Street
                Bristol, CT  06010

Item 2(c)       Citizenship:     United States of America

Item 2(d)       Title of Class of Securities:     Common Stock,
                                                  Par Value $0.01 Per Share

Item 2(e)       CUSIP Number:     067806-10-9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                Not applicable.  Statement filed pursuant to Rule 13d-1(c).

Item 4.         Ownership as of December 31, 2002

                (a)   Amount Beneficially Owned:          1,876,322

                (b)   Percent of Class:                         9.9%

                (c)   Number of Shares as to which such person has:

                      (i)  sole power to vote or to direct the vote:
                           1,876,322

                      (ii)  shared power to vote or to direct the vote:
                            0

                      (iii)  sole power to dispose or to direct the
                             disposition of:   1,051,857

                      (iv)  shared power to dispose or to direct the
                            disposition of:   824,465

                      Does not include 32,712 shares held by wife with respect to any voting or investment responsibilities.

Item 5.         Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another
                Person.

                Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of some of the shares listed in response to Item 4. None of such other persons has any such right or power relating to more than five percent of the total amount of Common
                Stock outstanding.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

Item 8.         Identification and Classification of Members of the Group.

                Not applicable.

Item 9.         Notice of Dissolution of Group.

                Not applicable.

Item 10.        Certification.

                Not applicable.  Statement filed pursuant to Rule 13-d-1(c).


Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 31, 2003
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Date


/s/ Wallace Barnes
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Signature


WALLACE BARNES
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Name/Title